4600 Syracuse St., Suite 1100 Denver, Colorado 80237 (720) 493-4256

August 28, 2014

VIA EDGAR CORRESPONDENCE

Ms. Karen Rossotto

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds (the “Registrant”)

(File Nos. 033-02659; 811-04556)

Dear Ms. Rossotto:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the Registration Statement filed under Rule 485(a) of the Securities Act of 1933, as amended, on Form N-1A (Accession Number: 0001193125-14-219167) with the Securities and Exchange Commission (the “Commission”) on May 30, 2014, relating to Transamerica Global Equity (the “Fund”), a series of the Registrant. The Staff’s comments were conveyed to the Registrant by telephone on July 15, 2014.

The Staff noted that all comments to the Fund’s summary section, as noted below, also apply to the disclosure with respect to the section entitled “More on the Fund’s Strategies and Investments,” as well as “More on Risks of Investing in the Fund,” as applicable. In addition, it was noted that, as relevant, all comments generally apply to both the Retail and Class I2 Prospectuses of the Fund.

Below are the Staff’s comments on the Registration Statement with respect to the Fund and the Registrant’s responses thereto.

Prospectus Comments

1.	Fees and Expenses: Please revise the fee waiver disclosure in footnote 4 to the Annual Fund Operating Expenses table to clarify that any reimbursement by the fund of fees waived or expenses reduced during any of the previous 36 months will not exceed the cap in place at the time the fees were waived or expenses reimbursed.

Response: The Registrant believes the current disclosure is informative to shareholders. The Registrant also notes that this presentation is consistent with the presentation in other current Transamerica funds’ prospectuses and the Registrant wishes to keep the disclosure consistent. The Registrant has therefore not made revisions to the disclosure.

2.	Fees and Expenses: Please confirm if the “Example” amounts reflect the fee waivers expiring July 31, 2015.

Response: The Registrant notes that the contractual fee waivers will extend through September 4, 2015. The Registrant confirms that the “1 Year” expense example and the first year of each of the “3 Years,” “5 Years” and “10 Years” expense examples reflect the fee waivers expiring September 4, 2015.

3.	Fund Name/Principal Investment Strategies: Please explain supplementally how the Fund, which includes the word “global” in its name but does not disclose a percentage investment in foreign investments in the Fund’s “Principal Investment Strategies” section, meets the standards set forth in footnote 42 to the adopting release for Rule 35d-1 of the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Names Test”).

Response: The first paragraph of the Fund’s “Principal Investment Strategies” section in the Fund’s Prospectus discloses that “[u]nder normal conditions, the [F]und will invest in at least four countries including the U.S.” The Registrant notes that Rule 35d-1 does not regulate several terms, including “global.” In the adopting release for Rule 35d-1, the SEC affirmatively chose not to impose an investment percentage threshold in foreign investments or a minimum number of countries in which a fund must invest for a fund with “global” in its name, and the adopting release indicates that such term does not give rise to an 80% investment requirement. Instead, the adopting release asserts that “global” connotes diversification among investments in a number of different countries throughout the world and states the SEC expects that companies using “global” will invest accordingly. In addition, the adopting release invokes the Staff’s long-standing position that, as a general matter, an investment company may use any reasonable definition of the terms used in its name.

The Registrant notes that while the SEC no longer distinguishes the terms “global” and “international,” the SEC has in the past suggested that an investment company with “global” in its name should invest in securities of at least three different countries (which may include the United States) and that an investment company with “international” in its name should invest in securities of at least three countries outside the United States.

The Registrant believes the use of the term “global” in the Fund’s name accurately reflects the Fund’s strategy of investing in at least four countries including the U.S. The Registrant has therefore not made revisions to the disclosure.

4.	Principal Investment Strategies: Please explain how the Registrant intends to determine which countries are considered “emerging and frontier markets” and add disclosure to the prospectus describing the same. If investments in emerging markets and/or frontier markets are not a principal investment strategy, please revise the disclosure accordingly.

Response: The Registrant utilizes the MSCI classifications of emerging markets and frontier markets with respect to the Fund’s investments in the same. The Fund’s investments in emerging and frontier markets are a principal investment strategy. The Registrant has made revisions consistent with the Staff’s comment.

5.	Fees and Expenses: If “Acquired fund fees and expenses” of the Fund are estimated to exceed 0.01% (one basis point), please confirm that they will be included in the “Fee Table” for such Fund.

Response: The Registrant so confirms.

6.	Principal Investment Strategies: The Fund’s “Principal Investment Strategies” section discloses that the Fund “generally will not seek to hedge against currency risks, although the fund may engage in such hedging strategies if the sub-adviser determines that it may be advantageous to do so.” Please consider removing as negative investment strategies are not permitted by Item 4 of Form N-1A.

Response: The Registrant has removed reference to currency hedging in Item 4 as it is not a principal investment strategy of the Fund.

7.	Principal Investment Strategies: Please consider removing temporary defensive investments disclosure from Item 4, as it is not a principal investment strategy of the Fund. The Staff notes that the disclosure could be moved to the section titled “More on the Fund’s Strategies and Investments” under Item 9.

Response: The Registrant believes the disclosure is consistent with the requirements of Item 4 of Form N-1A. The Registrant notes that this presentation is consistent with the presentation in other current Transamerica funds’ prospectuses and the Registrant wishes to keep the disclosure consistent. The Registrant has therefore not made revisions to the disclosure.

8.	Principal Investment Strategies: Please confirm that only “in the money” convertible securities will be considered “equities” for the purposes of the Fund’s Names Test.

Response: The Registrant so confirms.

9.	Principal Risks: In the “Convertible Securities” risk, please remove the disclosure stating that “[t]he value of convertible securities also tends to exhibit lower volatility than the underlying common stock.”

Response: The Registrant notes that this presentation is consistent with the presentation in other current Transamerica funds’ prospectuses and the Registrant wishes to keep the disclosure consistent. The Registrant will consider revising this risk in the Registrant’s annual update.

10.	Principal Risks: Please remove “Currency Hedging” as a principal risk of the Fund. The Staff notes that the disclosure could be moved to the section titled “More on Risks of Investing in the Fund” under Item 9.

Response: The Registrant has removed reference to currency hedging in Item 4 as it is not a principal risk of the Fund.

11.	Principal Investment Strategies/Principal Risks: Please confirm whether the Fund intends to invest in unsponsored depositary receipts. If the Fund intends to invest in unsponsored depositary receipts, please consider revising the “Depositary Receipts” risk.

Response: The Registrant confirms that the Fund does not currently intend to invest in unsponsored depositary receipts. The Registrant has therefore not made revisions to the disclosure.

12.	Principal Risks: In the “Expenses” risk, the Registrant states that, “Your actual costs of investing in the fund may be higher than the expenses shown in this prospectus for a variety of reasons.” Please explain why the Registrant expects that the Registration Statement will not include accurate fee and expense information. Additionally, please consider revising or removing the “Expenses” risk.

Response: The Registrant notes that this presentation is consistent with the presentation in other current Transamerica funds’ prospectuses and the Registrant wishes to keep the disclosure consistent. The Registrant will consider revising this risk in the Registrant’s annual update.

13.	Principal Risks: The “Focused Investments” risk references investments in “one or more countries, regions, sectors or industries.” To the extent the Fund invests in one or more countries, regions or industries, include related disclosure in the Fund’s principal investment strategies section.

Response: The Registrant notes that the Fund’s “Principal Investment Strategies” section discloses that “[t]he [F]und will invest primarily in securities of companies domiciled in developed markets, but may invest up to 30% of its net assets in securities of companies domiciled in emerging and frontier markets [and that] [u]nder normal conditions, the [F]und will invest in at least four countries including the U.S.” The Registrant has therefore not made revisions to the disclosure.

14.	Performance: Please supplementally explain what a “Portfolio Construction Manager” is as that term is used in the following sentence: “[P]rior to August 1, 2014, the fund was named Transamerica Multi-Manager International Portfolio, had a Portfolio Construction Manager.”

Response: The Fund’s former Portfolio Construction Manager, Morningstar Associates, LLC, previously determined the Fund’s asset allocation and periodic changes thereto, and other fund investments.

15.	Performance: Pursuant to Instruction 2(c) to Item (4)(b)(2), please explain the reason(s) for the selection of a different index and provide information for both the newly-selected and formed index.

Response: The Registrant has made revisions consistent with the Staff’s comment.

16.	Performance: Please supplementally confirm if the Fund currently has a Portfolio Construction Manager as implied by the following disclosure: “[T]he performance set forth prior to that date is attributable to the prior Portfolio Construction Manager.”

Response: The Registrant confirms that the Fund no longer has a Portfolio Construction Manager. The Registrant has made revisions consistent with the Staff’s comment.

17.	Purchase and Sale of Fund Shares: The Fund’s “Purchase and Sale of Fund Shares” section discloses that Class I2 Shares “are also made available to other investors, including institutional investors such as foreign insurers, domestic insurance companies and their separate accounts.” Please confirm whether Class I2 Shares are available as part of a variable contract. If so, please explain the basis for selling Class I2 Shares to retail and insurance products.

Response: Current regulations from the U.S. Department of the Treasury and the U.S. Internal Revenue Service generally preclude use of a mutual fund which sells shares directly to individuals as a direct investment option under a variable contract other than a variable contract issued in connection with a qualified plan. The Registrant confirms that Class I2 Shares are not available as a direct investment option under a variable contract in such a way that would undermine the treatment of the variable contract as such under the U.S. Internal Revenue Code.

Statement of Additional Information Comments

18.	Additional Information Regarding Investment Practices: Please revise the narrative disclosure on concentration to delete the carve-out for “securities of foreign governments.”

Response: We have not made the requested change concerning the securities of foreign governments. We are not aware of any formal Staff position or other regulatory requirement that states foreign governments are considered an industry for purposes of concentration. We also note that the former Guide 19 to Form N-1A, “Concentration of Investments in Particular Industries,” specifically excludes governments or political subdivisions from Section 8(b)(1) under the 1940 Act: “Further, the statement of policy required by section 8(b)(1) as to concentration is not applicable to investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.” In addition, we note that our treatment of foreign governments is consistent with the fundamental policies of other funds currently in operation. See, e.g., Dreyfus Emerging Markets Debt Local Currency Fund, in its registration statement dated October 1, 2013 (emphasis added):

Invest more than 25% of the value of its total assets in the securities of issuers in any single industry, provided that there shall be no limitation on the purchase of obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities or as otherwise permitted by the SEC. Securities issued or guaranteed by governments other than the U.S. Government or by foreign supranational entities are not considered to be the securities of issuers in a single industry for purposes of this Fundamental Policy.

The Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (720) 493-4256 with any questions.

Very truly yours,
/s/ Tané Tyler
Tané Tyler
Vice President and Assistant General Counsel
Transamerica Asset Management, Inc.

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